[Brookfield Office Properties letterhead]

December 5, 2012

Via Federal Express and EDGAR

Ms. Jessica Barberich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:	Brookfield Office Properties Inc. Form 40-F for the year ended December 31, 2011 Filed on March 30, 2012 File No. 001-14916

Dear Ms. Barberich:

In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (the “Company”), I am, on behalf of the Company, further responding to comment number 3 of the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its October 29, 2012 comment letter (the “Comment Letter”).

On November 9, 2012, the Company filed a response to the Staff’s comments set forth in the Comment Letter, which included a response to comment number 3 of the Comment Letter. Further to the Comment Letter and the Staff’s discussion with Torys LLP on November 30, 2012, the following is the Company’s additional response to comment number 3 (which we have repeated below) of the Comment Letter:

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

3.	August 21, 2012 Comment Letter

We note that on page 11, you indicate net operating income (“NOI”) does not have any standardized meaning prescribed within IFRS. As a result, it is unclear why you have presented it on the face of your statements of income (loss). Please tell us your basis for this presentation. You also present an unnamed subtotal after ‘Investment and other income’ in your statements of income (loss); additionally, tell us your basis for this presentation and why you believe it is meaningful.

October 29, 2012 Comment Letter

We note that you exclude certain costs of an operating nature (i.e., General and administrative expense and Depreciation) from “Commercial property net operating income” on the face of the financial statements. Please amend your 40-F to remove this operating measure or revise it to include all costs of an operating nature. Reference is made to paragraphs 85, 86, and BC 56 of IAS 1. We also note that you have not provided an “analysis” of the expenses included in “Commercial property net operating income” using a classification based on either their nature or their function within your entity as required by paragraph 99 of IAS 1. Furthermore, please note that paragraph 32 of IAS 1 does not allow offset of income and expenses, unless required or permitted by IFRS. Thus, please amend your 40-F to revise your financial statements to separately disclose these expenses on the face of your statements of income.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s 40-F for the year ended December 31, 2012, will revise its presentation of the consolidated statements of income. The revisions will be consistent with the example provided below based on the Company’s third quarter results.

IFRS Income Statement

	Quarter to Date		Year to Date
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Commercial property revenue	559	461	1,616	1,167
Direct commercial property expense	214	185	617	458
Interest and other income	21	41	63	114
Interest expense
Commercial property debt	166	139	456	341
Capital securities	12	14	38	43
Administrative expense	45	38	126	110
Income (loss) from continuing operations before fair value gains (losses), share of net earnings (losses) of equity accounted investments and income taxes	143	126	442	329
Gains (losses) and other items, net	—	150	—	150
Fair value gains (losses), net	306	205	766	655
Share of net earnings (losses) from equity accounted investments	33	17	101	489
Income (loss) from continuing operations before income taxes	482	498	1,309	1,623
Income taxes	62	45	219	174
Net income (loss) from continuing operations	420	453	91	740
Income (loss) from discontinued operations	5	(8)	3	53
Net income (loss)	425	445	94	793

Net income (loss) attributable to
Shareholders	376	415	(54)	643
Non-controlling interests	49	30	148	150
	425	445	94	793

The Company further advises that it will include in the notes to the December 31, 2012 financial statements a relevant analysis of the nature of its expenses.

* * *

The Company, in response to the request contained in the comment letters, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ Bryan K. Davis
Bryan K. Davis

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